UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2023

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on February 16, 2023, titled “Rail Vision Launches Proof-of-Concept Pilot Program with Leading US-Based Rail & Leasing Services Company.”

The first and second paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 are hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-265968), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Rail Vision Ltd. on February 16, 2023, titled “Rail Vision Launches Proof-of-Concept Pilot Program with Leading US-Based Rail & Leasing Services Company.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: February 16, 2023	By:	/s/ Ofer Naveh
		Name: Title:	Ofer Naveh Chief Financial Officer

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